Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross receives Russian government approval
to acquire 100% of Dvoinoye

TORONTO, Ontario – August 5, 2010 - Kinross Gold Corporation has been advised that its application to acquire 100% of the shares of Northern Gold, the owner of the Dvoinoye gold and silver deposit in the Chukotka Autonomous Okrug, has been approved by the Russian Federation’s State Commission for the Control of Foreign Investments.

Kinross announced an agreement in principle to acquire Northern Gold LLC and Regionruda LLC, the owner of the Vodorazdelnaya property exploration and mining license, on January 20, 2010, subject among other conditions to approval of foreign ownership of Dvoinoye as a strategic deposit by the Russian Government.

Once the Commission’s official decision of the meeting held on August 4 has been released, Kinross will begin procedures for completion of the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Canada, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com